October 14, 2005 VIA EDGAR AND FEDEX	Neal H. Brockmeyer Neal.Brockmeyer@hellerehrman.com Direct +1.213.689.7507 Direct Fax +1.213.244.7604 Main +1.213.689.0200 Fax +1.213.614.1868

Securities and Exchange Commission

Division of Corporation Finance

Station Place

100 F Street, N.E.

Washington, DC 20549-7010

Attn: Jennifer R. Hardy

Re:	SAIC, Inc.
Registration Statement on Form S-4
Filed September 1, 2005
File No. 333-128022

Science Applications International Corporation

Annual Report on Form 10-K for the fiscal year ended January 31, 2005 and

Subsequent Exchange Act Reports

File No. 0-12771

Ladies and Gentlemen:

On behalf of SAIC, Inc. (the “Company”), this letter responds to the comments of the Staff of the Securities and Exchange Commission set forth in the letter dated September 28, 2005 relating to the above-referenced registration statement on Form S-4 (the “Form S-4”) and Exchange Act reports. On behalf of the Company, we are concurrently filing Amendment No. 1 to the Form S-4 (the “Amendment”). Except where the context otherwise requires, the term “Company” may also refer to Science Applications International Corporation.

Set forth in italicized print below are the Staff’s comments, as set forth in the letter dated September 28, 2005, followed by the Company’s responses.

S-4

General

1.	If applicable, comments on the S-4 are comments on the registration statement on Form S-1 that was filed by SAIC, Inc. or SAIC on September 1, 2005 and the 10-K and subsequent Exchange Act reports of Science Applications International Corporation and vice versa.

Heller Ehrman LLP    601 S. Figueroa Street, 40th Floor    Los Angeles, CA 90017-5758    www.hellerehrman.com

Anchorage        Beijing        Hong Kong        Los Angeles         Madison, WI        New York        San Diego        San Francisco         Seattle

Silicon Valley        Singapore        Washington, D.C.

Where applicable, the Company has addressed the Staff’s comments on the Form S-4 in Amendment No. 1 to the Form S-1 (File No. 333-128021) (the “Form S-1”) that is being filed by the Company concurrently herewith. Additionally, the Company will address the Staff’s comments in future Exchange Act reports filed by Science Applications International Corporation and the Company, as applicable.

2.	Comments applicable to the annual and interim financial statements should be addressed also in future periodic filings.

The Staff’s comments applicable to the annual and interim financial statements will also be addressed by the Company in future periodic filings.

3.	Provide updated financial statements and related disclosures for the interim period ended July 31, 2005 as required by Article 3-12 of Regulation S-X.

Updated financial statements and related disclosure for the interim period ended July 31, 2005 have been provided by the Company in the Amendment.

4.	We note that non-Rule 430A information is omitted throughout the S-4. To the extent practicable, complete the information before you amend the S-4.

To the extent practicable, the Company has provided missing non-Rule 430A information in the Amendment. Where the Company has not yet provided this information, it understands that this information must be provided prior to requesting acceleration of effectiveness of the Form S-4.

5.	We note that you intend to file by amendment the legality and tax opinions. Allow us sufficient time to review the opinions before requesting acceleration of the S-4’s effectiveness.

The legality and tax opinions will be provided to the Staff in sufficient time for review prior to requesting acceleration of effectiveness of the Form S-4.

6.	We note that you refer sometimes to third parties in the registration statement, including the notes to the financial statements. For example, refer to “an independent appraiser” and “the appraiser” on page 156 and “The Company’s Venezuelan counsel” on page F-43. If you refer to third parties, you need to identify them and obtain their consent. Otherwise, you should delete all references to third parties. See Rule 436 of Regulation C under the Securities Act.

In response to the Staff’s comment, Houlihan Lokey Howard & Zukin Financial Advisors, Inc. has been identified as the appraiser and its consent has been filed as Exhibit 99.23. The reference to “The Company’s Venezuelan counsel” has been deleted.

Registration Statement’s Facing Page

7.	Refer to footnote (2) under the calculation of registration fee table. You may not register an indeterminate number of shares of common stock resulting from the class A preferred stock’s conversion. Rather, you must register an amount of shares of common stock based on a reasonable good faith estimate of the maximum amount needed.

The Company has complied with this request by revising the registration fee table to include an estimate of the number of shares of class A preferred stock issuable in the merger and the number of shares of common stock issuable upon conversion of the class A preferred stock.

Letter to Stockholders

8.	Since the letter to stockholders is also the prospectus’ outside front cover page, you must limit the letter to one page. See Item 501(b) or Regulation S-K, and revise. For example, the information in the third and fourth sentences of the third paragraph and information in the fifth paragraph are better suited for other sections of the prospectus.

The letter to stockholders has been revised in the manner suggested in the Staff’s comment and it is now printed on one page.

9.	Before discussing the technical mechanics of the merger and merger subsidiaries in the second paragraph, state in plain, clear language the effect and purpose of the reorganization and how you will achieve it. Also revise your notice of the special meeting to comply with this comment.

The Company has complied with this request by revising the letter to shareholders to disclose the effect and purpose of the reorganization and how it will be achieved. Comparable changes have been made in the notice of the special meeting.

Table of Contents, page i

10.	Move all information except that required by Item 2 of Form S-4 in the three paragraphs on page ii so that it follows the summary and risk factors sections. See Items 502 and 503(c) of Regulation S-K. We note that you did not include the information required by Item 2 of Form S-4.

The Company has complied with this request and has either deleted or moved the language in the paragraphs after the table of contents.

With respect to Item 2 of Form S-4, the Company is not incorporating by reference any materials from its periodic reports into the proxy statement/prospectus in the Form S-4. Accordingly, the Company respectfully submits that the disclosure required by Item 2 of Form S-4 is not appropriate.

Questions and Answers, page 1

11.	The Q&A and summary sections are very lengthy. Also, you repeat information from the Q&A section in the summary section. The Q&A should not repeat information that appears in the summary, and the summary should not repeat information in the Q&A. For purposes of eliminating redundancies and grouping together like information, view the Q&A and the summary as one section. For example, discuss procedural questions such as voting procedures, appraisal procedures, transfer restrictions, the terms of the securities, and information about the initial public offering or IPO in the Q&A, and place disclosure of the substantive aspects of the merger in the summary.

The Q&A and summary sections have been revised to delete repetitive or redundant information and to group like information.

12.	Describe in Q2 what your “stock system” and “stock system imbalance” are. It is unclear why you had to repurchase your shares. Please revise.

The Company has complied with this request by describing the “stock system” and “stock system imbalance” and by adding the reason for the repurchase of shares.

13.	Delete the word “generally” in the answer to Q17 because the word “generally” may imply that stockholders cannot rely on the disclosure. Similarly, delete the word “generally” under “Material Federal Income Tax Consequences to Stockholders—The Merger” on page 19. Also delete the word “general” in the first paragraph under “Material Federal Income Tax Consequences to Stockholders” on page 53 and the word “generally” in the second paragraph under “The Special Dividend” on page 55 for the same reason.

The Company has complied with this request. Changes responsive to the comments have been made to the referenced sections.

Summary, page 12

14.	The information in the summary is very detailed and lengthy and provides too much information for summary disclosure. For example, the competitive strengths and our services and solutions subsections repeat disclosure from the business section. The summary should provide a brief overview of the most important aspects of SAIC’s business and the key aspects of the merger. Please revise. For example, under competitive strengths and our services and solutions, consider including just the captions as the disclosure under the captions is better suited for business section disclosure. See Item 503 of Regulation S-K.

The Company has complied with this request insofar as the competitive strengths disclosure has been revised to include only the captions. With respect to the services and solutions, the Company respectfully suggests that the current language provides helpful examples that give more definition to the description of the Company’s business.

Summary Consolidated Financial Data, page 24

15.	We note that as part of the merger agreement you are significantly changing your capital structure by converting your class A common stock and class B common stock into class A preferred stock on a 2-for-1 and 40-for-1 basis. Include pro forma earnings per share or EPS to reflect this change in your capital structure. Refer to Article 11-01(a)(8) of Regulation S-X for guidance. Your disclosure should note your method of computing basic and diluted earnings per share according to EITF D-95 and the impact of EITF 03-6 that is effective as of February 1, 2005.

The Company has complied with this request by including the pro forma earnings per share for all periods presented.

16.	We note that you intend to pay your class A preferred stockholders a special dividend with the proceeds from your IPO. Provide footnote disclosure wherever pro forma EPS is presented to advise readers about the material adverse impact that this will have on EPS in the period of the transaction. It appears that a separate risk factor on this issue also would be appropriate.

After the Form S-4 registration statement was filed, the Company decided to restructure the special dividend. Instead of being declared and paid on the class A preferred stock of the Company, the special dividend will now be declared by the board of directors of Science Applications International Corporation, or Old SAIC, and paid by Old SAIC on its outstanding class A and class B common stock. The record date for the special dividend is expected to occur before the merger and the IPO. As a result, the payment of the special dividend by Old SAIC will not impact EPS for either common or preferred stockholders when using the two-class method of calculating EPS. The Company therefore believes that no additional disclosure is necessary.

Risk Factors, page 27

17.	Avoid generic conclusions in the risk factors’ captions or headings and in the risk factors’ discussions such as SAIC’s results of operations, business, and financial condition would or could be materially and adversely affected or would or could be harmed. For example, refer to the fourth, seventh, eighth, ninth, twelfth, thirteenth, fifteenth, sixteenth, eighteenth, nineteenth, twentieth, twenty-first, twenty-second, twenty-third, twenty-sixth, twenty-seventh, twenty-eighth, twenty-ninth, and thirtieth risk factors. Rather, explain specifically what the risk’s consequences or effects are for SAIC’s and its shareholders.

The Company has complied with this request and has revised the risk factors to specifically identify the consequences and/or effects for the Company and its stockholders from the risks.

18.	Include in each risk factor’s discussion information necessary to assess the risk, including its magnitude. For example:

•	The fifth risk factor states that future sales of substantial amounts of SAIC’s new common stock could depress its stock price. Quantify the number of shares of SAIC’s new common stock that will be freely transferable without restriction or further registration. Also quantify the number of shares of new class A preferred stock that may be convertible on a one-for-one basis into shares of new common stock after the restriction periods expire.

The Company has complied with this request.

•	The ninth risk factor states that SAIC may not realize as revenues the full amounts reflected in its backlog and that SAIC’s total consolidated negotiated backlog consists of funded backlog plus negotiated unfunded backlog. Quantify the amount of backlog attributable to negotiated backlog and to negotiated unfunded backlog during each period presented in the financial statements.

The Company has complied with this request.

•	The tenth risk factor states that SAIC obtains significant revenue from indefinite delivery/indefinite quantity or IDIQ and other contracts subject to a competitive bidding process. Quantify the amount of revenue attributable to IDIQ and to other contracts such as government-wide acquisition contracts and U.S. General Services Administration Schedule contracts during each period presented in the financial statements.

The Company does not separately track the amount of revenue attributable to IDIQ and similar contract vehicles such as government-wide acquisition contracts and U.S. General Services Administration Schedule contracts. Accordingly, the Company is unable to quantify the risk as requested. However, the risk factor has been revised to state the risk as a potential inability to remain competitive if, in the future, the U.S. Government increases its reliance on contract vehicles that are subject to a competitive bidding process, such as IDIQ contracts.

•	The eleventh risk factor states that SAIC’s overall profit margins on its contracts may decrease if material and subcontract or M&S revenues continue to grow at a faster rate than labor-related revenues. Quantify the amount of revenues attributable to M&S revenues and to labor-related revenues during each period presented in the financial statements.

The Company has complied with this request.

•	The twenty-sixth risk factor states that a significant amount of SAIC’s total revenues is produced by work performed by subcontractors and that a significant amount of SAIC’s total revenues is based on SAIC’s relationships with other contractors as their subcontractor or joint venture partner. Quantify the amount of SAIC’s revenues attributable to its subcontractors and to SAIC’s relationships with other contractors as their subcontractor or joint venture partner during each period presented in the financial statements.

Although the Company tracks material and subcontract (M&S) revenues, it does not separately track subcontract revenues. Accordingly, the Company is unable to quantify the risk as requested. Similarly, the Company does not separately track the amount of work that it performs for others as a subcontractor.

•	The thirty-first risk factor states that SAIC’s international business operations are subject to risks of conducting a business internationally. Quantify the amount of SAIC’s revenues attributable to its international business operations during each period presented in the financial statements.

The Company has complied with this request.

19.	We note that throughout your “Risks Relating to Our Business” disclosures you identify numerous risks that could have a material impact on your consolidated financial statements. However, readers are not advised whether any of these risks have had a material impact on your historical operating results. Revise your risk factors to include a discussion of your historical experience. Examples of where your disclosure could be revised include:

•	The results of historical periodic reviews and investigations by the U.S. Government on compliance with procurement rules and regulations and government regulations and practices. See the eighteenth risk factor.

The Company has complied with this request.

•	The results of past audits by the Defense Contract Audit Agency or other regulatory audit of your performance on contracts, cost structure, compliance with applicable laws, regulations and standards, and internal control systems and policies, including whether any material adjustments were required to be made to contract costs. See the nineteenth risk factor.

The Company does not consider this risk to have materially affected its historical operating results. During the past five years, the dollar amounts of Defense Contract Audit Agency required audit adjustments have been immaterial. Furthermore, the Company has neither been precluded from nor has it voluntarily refrained from doing any government business due to internal control weaknesses or failure to comply with established procurement regulations. The Company has revised the risk factor to reflect this.

•	Your history in terms of recognizing cost overruns or losses on contracts. Specifically, state if you have recognized material losses on contracts, individually or in the aggregate, for any of the five years ended January 31, 2005 or subsequent interim periods. See the twentieth risk factor.

The Company has revised the disclosure in the seventeenth risk factor, which discusses cost overruns, to state that it has recorded losses on FFP contracts from time to time, including the Greek Olympic Contract, and that future losses could have a material adverse effect on its profitability.

•	Your history of compliance with environmental laws and regulations, including whether you have recognized any material costs related to your compliance with or violation of theses laws and regulations. See the twenty-fourth risk factor.

The Company has not recognized any material costs related to its compliance with or violation of environmental laws and regulations, and has not experienced any material non-compliance.

•	Your history of any subcontractor performance deficiencies or delays, including whether there was a material impact to your consolidated financial statements or customer relationships.

The Company historically has not separately identified or accumulated losses directly attributable to subcontractor performance deficiencies or delays. However, it believes that it has not incurred any such material loss during the last five years.

•	Whether fluctuations in foreign exchange rates ever have had a material adverse impact on your operating results.

Fluctuations in foreign exchange rates have not had a material adverse impact on the Company’s operating results in the last five years.

20.	Include a risk factor that addresses the risk to investors of your substantial indebtedness, including a quantification of your total long-term debt. We note the disclosure on page 90.

While the Company believes that the ratio of its long-term debt to total equity is favorable relative to other companies in comparable businesses, it has complied with this request by adding a risk factor addressing the risks to investors of substantial indebtedness and quantifying the Company’s total long-term debt.

21.	Refer to the fourth risk factor. We note that you have taken steps to remediate your material weakness. Disclose whether the weakness has been remediated and whether your auditors have concurred. Discuss the effects that a material weakness in internal controls has on the ability of investors to rely on your financial statements.

The Company has disclosed its belief that it has remediated the material weakness. It has also disclosed that if the Company or its independent registered public accounting firm concludes that the controls are not effective or not appropriately documented or tested, investors could lose confidence in or otherwise be unable to rely on the Company’s reported financial information. In addition, since the Company is not required to assess the effectiveness of its internal controls over financial reporting under Section 404 of the Sarbanes Oxley Act of 2002 until it files its annual report for the fiscal year ending January 31, 2007, the Company has not yet engaged its independent registered public accounting firm to conduct an integrated audit to assess such internal controls in accordance with PCAOB Auditing Standard No. 2. Accordingly, the Company has no basis upon which to state whether the Company’s auditors have concurred with the Company’s belief that the Company has remediated the material weakness.

22.	The last paragraph of the twenty-seventh risk is the same as the last paragraph of the twenty-fifth risk factor. Similarly, the twenty-eighth risk factor is the same as the twenty-sixth risk factor. Similarly, the first paragraph of the twenty-ninth risk factor is the same as the first paragraph of the twenty-seventh risk factor. We assume that these redundancies are inadvertent. Please revise.

The Company has complied with this request and the risk factors have been revised to remove the redundancies.

Methods for Voting Proxies, page 42

23.	You state that “If you sign and return your proxy card without providing voting directions, your shares will be voted as recommended by our board of directors.” Revise the form of proxy to state in bold face type how it is intended to vote the shares represented by the proxy if a choice is not specified by the stockholder. See Rule 14a-4(b)(1) of Regulation 14A. Alternatively, delete this sentence.

The Company has complied with this request by revising the form of proxy to indicate in bold face type how the shares will be voted if a choice is not specified by the stockholder. In addition, the Company has revised its disclosure to indicate that if a proxy card is signed and returned without providing voting instructions, the stockholder’s shares will be voted in favor of each of the proposals.

Purposes of the Merger, page 44

24.	Describe and discuss in sufficient detail the options reviewed by the board of directors and management before determining to pursue the transactions to effect the merger and the initial public offering. Also discuss why these other options were not pursued. We note the answer to Q4 on page 2.

The Company has complied with this request. The options reviewed before determining to undertake the merger and initial public offering, and the reasons for ultimately not pursuing those options, are more fully developed under “Purposes of the Merger.”

What You Will Be Entitled to Receive Pursuant to the Merger, page 45

25.	Explain how any fractional share interests will be aggregated and allocated to a series of class A preferred stock. We note the disclosure in section 2.1(a)(i)(3) of annex A.

The Company has complied with this request and added a more detailed description of the aggregation and allocation of fractional interests.

Interests of Our Directors and Executive Officers in the Merger, page 49

26.	If members of the board of directors and executive officers have interests in the merger that are different from or in addition to those of other stockholders’ interests, describe and quantify all their additional interests, including any vested and unvested stock options, vested and unvested restricted stock awards, vested and unvested stock units, or a combination of those components. Also include this information in the summary section.

The stock options, awards and units held by executive officers and directors do not differ from those awarded to other employees. These stock options, awards and units are described in the executive compensation and principal stockholder tables. The Company has expanded the cross references to help the reader locate this disclosure in response to this request. Since no executive officer or director has beneficial ownership of shares, including those held by the Company’s employee benefit plans, in excess of 1% of the shares of class A common stock outstanding, and the Company has complied in the Form S-4 with the SEC rules relating to disclosure of stock options, awards and units of executive officers and directors, the Company respectfully submits that the current disclosure is adequate and that additional disclosure is not necessary.

Conditions to the Merger, page 52

27.	Refer to the last bullet point on page 52. Indicate the status of any governmental compliance or approval. See Item 3(i) of Form S-4 and instruction 7(b)(5) to Item 14 of Schedule 14A.

The Company is not aware of any federal or state regulatory requirements that must be complied with or approvals that must be obtained in connection with the merger, other than pursuant to the applicable requirements of the Securities Act and the Exchange Act, and therefore does not believe that any disclosure is necessary.

Material Federal Income Tax Consequences to Stockholders, page 53

28.	We understand that you intend to file by amendment the tax opinion. If SAIC’s counsel elects to use a short form tax opinion, the exhibit 8 short form opinion and the proxy statement/prospectus both must state clearly that the discussion in this subsection is the opinion. It is unacceptable for a short form opinion or the proxy statement/prospectus to state that the discussion in the prospectus is a fair and accurate summary or a fair and accurate discussion of the tax consequences.

The Company notes the Staff’s comment and confirms that a long-form opinion will be filed by amendment.

Results of Operations, page 76

29.	Quantify in dollar amounts each component that attributed to changes in results of operations. We note that for some components you describe changes in dollar amounts, for some you describe percentage changes, and for some you do not disclose the changes at all.

The Company has complied with this request.

Cash Used in Investing Activities, page 88

30.	We note your disclosure of 2004 capital expenditures. Discuss anticipated capital expenditures and how you will fund them.

The Company has complied with this request. We direct the Staff’s attention to the opening paragraph of the “Liquidity and Capital Resources” section, where future liquidity after the IPO is discussed, as well as how the Company intends to fund capital expenditures. In addition, a new section entitled “Cash Flow Expectations for the Remainder of Fiscal 2006” has been added, which specifically discloses the anticipated capital expenditures for the remainder of the fiscal year and how the Company will fund them.

31.	Describe briefly the business acquisitions that you completed in 2004 and 2005.

The Company has complied with this request.

Critical Accounts Policies, page 98

32.	Expand your critical accounting policies disclosure to include:

•	Revenue recognition. State the amount of your loss contract accrual recorded as of January 31, 2005 and July 31, 2005, including the amount of contract losses recognized in your consolidated statements of income for the three years ended January 31, 2005 and the six months ended July 31, 2005.

The Company respectfully directs the Staff’s attention to the SEC comment letter dated September 12, 2003, where the Staff made a similar request in comment number 62 that “To the extent material, disclose and discuss the provision and loss contracts in MD&A.” Consistent with its prior response and previous policy, when a loss accrual has been required and it has been material, the contract loss has been disclosed as a factor affecting performance. The accrual for contract losses as of January 31, 2005 and July 31, 2005 has not been disclosed as the amount of such accrual is not material. The Company will continue to disclose the amount of contract losses recorded during the period in its MD&A, when material. For example, the most significant contract loss is related to the Greek contract and the amount of the contract loss has been disclosed. The Company respectfully submits that the current disclosure is adequate to provide readers with important decision-making information.

•	Revenue recognition. Include your policy for recognizing pre-contract costs, as we note they could be material to your operating results. See page 35. Also include your policy for recognizing change orders and claims.

The policies for recognizing pre-contract costs, change orders and claims have been added to the critical accounting policies and reflected in Note 1 of the notes to the consolidated financial statements.

For your Telkom South Africa contingency, update your disclosure for any new events that have transpired. Also disclose, if true, that you do not believe that a material loss is probable for this legal issue. Your disclosure should make it clear to an investor how you arrived at such a determination.

The Company has complied with this request.

For your INTESA joint venture employee suits on unpaid severance and pension benefits, disclose the aggregate amount that the employees are claiming to allow an investor to understand the exposure of reasonably possible loss. Refer to paragraph 10 of SFAS 5 for guidance.

The disclosure has been revised to reflect more clearly the Company’s assessment of its potential liability. The Company respectfully submits that disclosing the aggregate amount claimed by all of the INTESA employee plaintiffs in these cases is not relevant when the exposure to such loss is believed by the Company to be either remote or, if reasonably possible, immaterial.

Gracian v SAIC Class Action Lawsuit, page 122

33.	Quantify the amount of overtime compensation, penalties, interest, punitive damages, and attorney fees that the plaintiff is seeking.

The plaintiffs voluntarily dismissed the Gracian vs. SAIC lawsuit without prejudice on September 21, 2005. Accordingly, we respectfully submit that the quantification of these claims would not be necessary or useful disclosure.

Overview, page 103

34.	Explain what “IDIQ” stands for, and describe briefly the program.

The Company has complied with this request.

Management, page 123

35.	In the biographical paragraph of Dr. Theoren P. Smith, III on page 126, describe briefly his business experience during the past five years. See Item 401(e)(1) of Regulation S-K.

The Company has complied with this request.

Certain Relationships and Related Party Transactions, page 142

36.	Describe in this section’s second paragraph the consulting services provided by Mr. J.R. Beyster to SAIC.

The Company has complied with this request.

37.	The purpose and terms of the mechanics of the NetworkCar, Inc. and The Reynolds and Reynolds Company merger are unclear. Clarify whether The Reynolds and Reynolds Company is related to you or any directors and officers. Describe the “certain stockholder constituencies,” and disclose who the other parties were who received the reallocated consideration, including whether they included directors or officers. Clarify why the consideration was necessary to receive the stockholder constituencies’ consent. Describe and quantify the “certain capital contributions,” to whom they were made, and why they were made.

The Company has complied with this request.

Additional Preferred Stock, page 150

38.	Indicate whether SAIC’s board of directors has any intent to issue shares of preferred shares.

The Company has complied with this request.

Stock Price Formula, page 156

39.	Explain briefly how “5.66” was determined as a component of the equation and the reason for its inclusion in the formula.

The Company respectfully directs the Staff’s attention to the SEC comment letter dated September 27, 2001, where the Staff made a similar request in comment number 11 to “Disclose the derivation of the 5.66 factor.” The response was as follows:

The requested disclosure has been added on page 19 of the Amended Form 10-K. The 5.66 factor was added to the formula in 1976 in connection with other modifications to the formula. The 5.66 factor was added as a constant to further cause the price to reflect a fair market value of the SAIC stock and has not been assessed for change since that time.

This disclosure had not been carried over to the Form S-4 from the Company’s Form 10-K, but the entire paragraph in which it appeared in the Form 10-K has now been added in the Amendment.

Consolidated Balance Sheets, page F-7

40.	We note that you have repurchased common stock from your employees on a regular basis. However, it does not appear that you have presented the repurchased shares as treasury stock. Furthermore, we did not note any disclosure stating that upon repurchase of common stock by SAIC the common stock is retired. Revise or confirm to us that the stock is retired when repurchased.

The Company retired all shares of common stock that it has repurchased. This disclosure has been added to the notes to the interim consolidated financial statements and will be included in the notes to financial statements in subsequent Exchange Act filings.

Note 2. Business Segment Information, page F-18

41.	We note in the “Message to Stockholders” in your fiscal year 2005 annual report that you have included a discussion of the five operating groups comprising your government segment. In this discussion each of these five operating groups, subsequently reorganized into six operating groups, has a separate group president and materially disparate growth rates. It is unclear whether the aggregated segments still have the similar economic characteristics that presumably existed in prior years. Provide us copies of all the different types of reports reviewed by your CODM on a regular basis, for example, daily, weekly, monthly, quarterly, annually. See the guidance in paragraph 10(b) of SFAS 131.

The following discussion and referenced materials provide additional information relating to our segment reporting:

The Economic Characteristics of the Operating Segments Have Not Changed

The Company’s operating segments continue to have similar economic characteristics to those that existed in prior years. The Staff previously reviewed the Company’s operating segments in the Staff’s comment letter dated September 12, 2003 (SEC comments No. 63 and No. 64). The Company provided the Staff with its analysis and documentation in a response letter dated October 15, 2003 (the “2003 Response Letter”). We are providing, on a supplemental and confidential basis, copies of the relevant excerpts of the 2003 Response Letter and copies of information previously provided to the Staff supplementally on a confidential basis (Exhibit A). The Company continues to aggregate its operating segments in the same manner as described in the 2003 Response Letter, although the Company recently changed the nomenclature used to refer to its operating units as described below.

Only the Nomenclature Used to Name the Operating Units Has Changed

Effective February 1, 2004 (the beginning of the Company’s 2005 fiscal year), the Company changed the name it uses to refer to its operating units from “Groups” to “Business Units” or “BUs” and changed the name of its “Sectors” to “Groups.” In addition, although their roles did not change, the titles of the Sector Managers changed to Group Presidents and the titles of Group Managers changed to Business Unit General Managers. At the time that the Company submitted its 2003 Response Letter, the BU (formerly the “Group”) was identified as the operating segment. The BU continues to be the fundamental operating segment within the Company. Each BU is a separate profit center that is assigned to only one Group and its revenues, profit before tax and cash flow metrics are accumulated and reported by each Group President to the CODM. The CODM allocates resources and makes other managerial decisions directly at the BU level.

The discussion of Groups contained in the Company’s “Message to Stockholders” in its fiscal 2005 annual report used this new nomenclature, which may have created the lack of clarity that the Staff identified in its current comment letter.

The Business Unit, the Group and the CODM

The business of the Company is conducted at the Business Unit level, and all contracts are performed, monitored and managed at the Business Unit level. Resources of the Company are allocated by the CODM to the Business Units, whether such resources are for operating, capital or investment initiatives (e.g., M&A transactions). Business planning, budgeting and forecasting is performed at the Business Unit level. Each Business Unit has a Business Unit General Manager with direct profit and loss responsibility.

Each Group has a Group President responsible for management oversight of between 5-7 Business Units and has a limited support staff to facilitate this oversight role. The Company’s current CODM is its Chief Executive Officer, Ken Dahlberg. The Company’s prior CODM and Chief Executive Officer was Dr. J.R. Beyster (from inception of the Company through October 2003).

On an annual basis, there have been changes in the number and composition of Groups, with several BUs being reassigned across Groups each year. For the reasons described below, BUs are aggregated into what are referred to as the “Government segment” and the “Commercial segment.”

Economic Characteristics of BUs Within the Government Segment are Similar

BUs that are aggregated in the Government segment provide technical services and products through contractual arrangements as either a prime contractor or subcontractor to other contractors, primarily for departments and agencies of the U.S. Government. The BUs are economically similar because of the nature of government contracting. They are subject to a common regulatory environment, as they must follow Cost Accounting Standards (CAS) and Federal Acquisition Regulations (FAR). These sets of regulations govern and define the bid and proposal process and common cost accounting structures, define direct contract costs versus indirect costs, determine the methodology for allocation of indirect costs and distinguish the types of costs chargeable or allowable under government contracts from those that are not allowable. The economic characteristics of these U.S. Government contracts are similar. The profit margins are constrained and typically fall within a common band because obtaining U.S. Government contracts is a highly competitive process where the pricing mechanisms are structured. However, there can be volatility in profit margins at a BU level due to specific contract performance issues, the timing of large bid and proposal efforts, the timing of research and development activities, staff utilization levels or other factors.

Economic Characteristics of BUs Within the Commercial Segment are Similar

BUs in the Commercial segment provide technical, consulting and applied research services to their customers. The BUs doing business in the Commercial segment are economically similar to each other because of the nature of commercial contracting, which is not subject to CAS or FAR regulations or subject to audit by the Defense Contract Audit Agency (DCAA). In addition, BUs in the Commercial segment report their operating results on a gross margin basis. Further, the BUs in the Commercial segment invest more resources in marketing and selling, as well as in independent R&D activities, than the BUs in the Government segment.

Disparate Growth Rates at the Segment and Group Level

Differences in growth rates that occur from year to year across BUs are generally a result of wins or losses for specific contract procurements, not from differences in fundamental economic characteristics between BUs. As BU results are summarized at the Group level, this can result in differences in growth rates at the Group level from year to year.

While growth rates represent an “economic characteristic,” the period-over-period variability in growth rates does not reflect economic differences in operating segments. As noted in the FASB 131 Q&A, question #8, “operating segments are considered to be similar if they can be expected to have essentially the same future prospects. Therefore, the similarity of the economic characteristics should be evaluated based on future prospects and not necessarily on the current indicators only. In other words, if the segments do not currently have similar gross margins and sales trends but the economic characteristics and the other five criteria are met and the segments are expected to again have similar long-term average gross margins and sales trends, the two segments may be aggregated.” As each of the Company’s BUs within the Government segment operate in a regulated government contracting environment, they have had and are expected to have in the future, similar long-term margins and sales trends. Accordingly, the variability in growth rates is not indicative of dissimilar economic characteristics.

Financial Information and Reports Provided to the CODM

We are providing under separate cover, on a supplemental and confidential basis, three exhibits highlighting relevant pages from different reports used by the CODM to review the Company’s operations. The first is a quarterly Group Operations Review Package for the T2L (Singley) Group (Exhibit B), which illustrates how the BU financial and operating metrics are reviewed in the context of the CODM’s quarterly operations review. The second is the most recent Period Financial Review Package for Period 8 of the Company’s 13-period fiscal year (Exhibit C), which illustrates the focus on BU operating variances in the context of the CODM’s period financial review. The third is the Standard Period Financial Review Reporting Package (Exhibit D), which illustrates the aggregation of the Company’s BUs into its reportable segments. The Company has thirteen internal reporting periods in its fiscal year and its standard Financial Review Reporting Package for each period is in excess of 90 pages in length. This package is the source of all financial information reviewed by the Company’s CODM in a wide variety of regular and other scheduled meetings with BUs, Groups and senior management throughout the year, including the aforementioned Group Operations Review Package and Period Financial Review Package.

Conclusion

The Company’s aggregated operating segments (now called the BUs), as described in the Company’s 2003 Response Letter, continue to have similar economic characteristics and are the same operating units as in prior years; only the nomenclature used to refer to the operating units has changed. The Company believes its aggregated segments continue to be presented in accordance with SFAS 131.

Undertakings, page II-3

42.	Include in the undertakings the “Provided, however” paragraph specified by Item 512(a)(1) of Regulation S-K.

The Company has complied with this request.

Form of Proxy

43.	The form of proxy filed on the EDGAR system is illegible. See Rule 420 of Regulation C under the Securities Act, and revise.

The Company has included a legible form of proxy in the Amendment.

10-K

Evaluation of Disclosure Controls and Procedures, page 51

44.	We note the disclosure that Messrs. Kenneth C. Dahlberg and Thomas E. Darcy concluded that your disclosure controls and procedures were effective. Revise in future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are effective also to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions about required disclosure. See Rule 13a-15(e) under the Exchange Act.

The Company confirms that in future filings it will clarify, if true, that the officers concluded that the disclosure controls and procedures are effective also to ensure that information required to be disclosed in the reports that the Company files or submits under the Exchange Act are accumulated and communicated to management, including the chief executive officer and chief financial officer, to allow timely decisions about required disclosure.

Exhibit 21

45.	Include in future filings the state or other jurisdiction of incorporation or organization of each listed subsidiary. See Item 601(b)(21)(i) of Regulation S-K.

The Company confirms that the state or other jurisdiction of incorporation or organization of each listed subsidiary will be included in Exhibit 21 in future filings.

*        *        *

If you have any questions or further comments relating to the foregoing matter, please contact the undersigned at (213) 689-7507. Your assistance in this matter is greatly appreciated.

Sincerely,

/s/ Neal H. Brockmeyer
Neal H. Brockmeyer

cc:	Douglas E. Scott, SAIC, Inc.
Tracey L. Houser, SEC
Alfred P. Pavot, Jr., SEC
Edward M. Kelly, SEC